Exhibit 99.8

Consent of Independent Auditors

We hereby consent to the incorporation by reference in Form 40-F of Acreage Holdings, Inc. for the year ended December 31, 2018 of our report dated April 29, 2019 relating to the consolidated financial statements of Acreage Holdings, Inc. for the year ended December 31, 2018 listed in the accompanying index.

We also consent to the incorporation by reference of such report into Registration Statement No. 333-229984 on Form S-8 of the Company.

/s/ MNP LLP

Toronto, Canada

April 29, 2019